UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.20 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M51474118	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,124,984
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,124,984
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,984
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 12 Pages

CUSIP No. M51474118	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 4,068,569
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 4,068,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,068,569
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 12 Pages

CUSIP No. M51474118	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 4,117,047
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 4,117,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,047
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 12 Pages

CUSIP No. M51474118	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity V, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 4,591,265
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 4,591,265
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,265
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 12 Pages

CUSIP No. M51474118	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 6,193,553
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 6,193,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,193,553
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 6 of 12 Pages

CUSIP No. M51474118	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,708,312
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,708,312
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708,312
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 7 of 12 Pages

CUSIP No. M51474118	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 14,901,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 14,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 12 Pages

CUSIP No. M51474118	Page 9 of 12 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 14,901,865
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 14,901,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,901,865
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 12 Pages

The undersigned, FIMI Opportunity IV, L.P. (“FIMI Opportunity IV”), FIMI Israel Opportunity IV, Limited Partnership (“FIMI Israel Opportunity IV”), FIMI Opportunity V, L.P. (“FIMI Opportunity V”),  FIMI Israel Opportunity Five, Limited Partnership (“FIMI Israel Opportunity V” and together with FIMI Opportunity IV, FIMI Israel Opportunity IV and  FIMI Opportunity V, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi (together, the “Reporting Persons”), hereby file this Amendment No. 8 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012, Amendment No. 3 to Schedule 13D originally filed on February 4, 2014, Amendment No. 4 to Schedule 13D originally filed on September 17, 2014, Amendment No. 5 to Schedule 13D originally filed on November 29, 2014, Amendment No. 6 to Schedule 13D originally filed on April 7, 2016, Amendment No. 7 to Schedule 13D originally filed on July 11, 2019 and Amendment No. 8 to Schedule 13D originally filed on January 30, 2020 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), with respect to the Ordinary Shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Gilat Satellite Networks Ltd., an Israeli company (“Gilat”).  The Amendment amends and supplements Items 4 and 5 of the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 18, 2021, the FIMI Funds sold an aggregate of 3,900,000 Ordinary Shares at a price per share of $15.00 (subject to upward adjustment), or an aggregate sale price of $58.5 million.  The sale of the Ordinary Shares was effected in a transaction with a market maker in reliance on Rule 144 under the Securities Act of 1933.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)          The calculations included herein are based on a total of 55,544,762 Ordinary Shares outstanding as of November 16, 2020, as reported by Gilat on Form 6-K filed with the SEC on November 23, 2020.

As of February 18, 2021, FIMI Opportunity IV directly beneficially owns 2,124,984 Ordinary Shares, representing approximately 3.8% of the Ordinary Shares.

As of February 18, 2021, FIMI Israel Opportunity IV directly beneficially owns 4,068,569 Ordinary Shares, representing approximately 7.3% of the Ordinary Shares.

As of February 18, 2021, FIMI Opportunity V directly beneficially owns 4,117,047 Ordinary Shares, representing approximately 7.4% of the Ordinary Shares.

As of February 18, 2021, FIMI Israel Opportunity V directly beneficially owns 4,591,265 Ordinary Shares, representing approximately 8.3% of the Ordinary Shares.

(b)          As of February 18, 2021, FIMI Opportunity IV shares the power to vote and dispose of, the 2,124,984 Ordinary Shares it directly beneficially owns.

As of February 18, 2021, FIMI Israel Opportunity IV shares the power to vote and dispose of, the 4,068,569 Ordinary Shares it directly beneficially owns.

As of February 18, 2021, FIMI Opportunity V shares the power to vote and dispose of, the 4,117,047 Ordinary Shares it directly beneficially owns.

As of February 18, 2021, FIMI Israel Opportunity V shares the power to vote and dispose of, the 4,591,265 Ordinary Shares it directly beneficially owns.

Page 10 of 12 Pages

As of February 18, 2021, FIMI IV 2007 Ltd. shares the power to vote and dispose of, the 6,193,553 Ordinary Shares beneficially owned by FIMI Opportunity IV and FIMI Israel Opportunity IV.

As of February 18, 2021, FIMI FIVE 2012 Ltd. shares the power to vote and dispose of, the 8,708,312 Ordinary Shares beneficially owned by FIMI Opportunity V and FIMI Israel Opportunity V.

As of February 18, 2021, Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share the power to vote and dispose of, the 14,901,865 Ordinary Shares beneficially owned by the Reporting Persons.

(c)          Except as set forth in Item 4, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          Not applicable.

Page 11 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2021	FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., managing general partner By: /s/ Ishay Davidi Ishay Davidi, CEO

FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., managing general partner By: /s/ Ishay Davidi Ishay Davidi, CEO

FIMI Opportunity V, L.P. By: FIMI FIVE 2012 Ltd., managing general partner By: /s/ Ishay Davidi Ishay Davidi, CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI FIVE 2012 Ltd., managing general partner By: /s/ Ishay Davidi Ishay Davidi, CEO

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Ishay Davidi, CEO FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Ishay Davidi, CEO Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Ishay Davidi, CEO
/s/ Ishay Davidi Ishay Davidi

Page 12 of 12 Pages